Filed by Inuvo, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Vertro, Inc.
Commission File No.: 000-30428

15550 Lightwave Drive, Suite 300, Clearwater, FL 33760 p (727) 324-0211

Inuvo and Vertro Announce Update on Merger
Set Record Dates and Meeting Dates for their Respective Special Meetings of Stockholders

Clearwater, FL and New York, NY, January 30, 2012 — Inuvo®, Inc. (NYSE Amex: INUV), an online marketing technology and services company and Vertro, Inc. (NASDAQ: VTRO), an online advertising and search company and the owner of the ALOT™ Internet product portfolio, announced today that they have each established a record date for their respective special meetings of stockholders to, among other things, consider and vote upon the proposals contemplated by the previously announced merger agreement, dated as of October 16, 2011, between Inuvo and Vertro.

Each company’s stockholders of record at the close of business on Friday, January 27, 2012 will receive notice of, and will be entitled to vote at, their respective special meeting. Inuvo’s special meeting will be held at 1:00 p.m., local time on February 29, 2012 at Inuvo’s offices at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760.  Vertro’s special meeting will be held at 9:30 a.m., local time on February 29, 2012 at the Hyatt Regency, Harborview Conference Room, 211 N. Tampa St., Tampa, Florida 33602. Management of both companies expects the merger to be completed shortly after approval by stockholders.

Under terms of the merger agreement, which was unanimously approved by the Board of Directors of each company, at closing of the transaction, Vertro will become a wholly-owned subsidiary of Inuvo in a tax-free exchange of shares at the exchange ratio of 1.546 shares of Inuvo common stock per each share of Vertro common stock.

“Both companies look forward to the closing of the deal upon receipt of stockholder approval later next month,” said Peter Corrao, President and CEO of Vertro. “We eagerly await the ability to begin the integration of the combined company and the execution of our plans to deliver both growth and operating efficiency improvements.”

Richard Howe, President and CEO of Inuvo, added, “We are eager to begin building on a foundation that includes a consumer applications business, a publisher network and a series of owned and operated websites and, as a result, engage with all three principle constituents of the Internet marketplace — consumers, advertisers and publishers.”

Transaction highlights include:

●
The inclusion of the BargainMatch® application within the ALOT Appbar will be expected to provide a new revenue stream for the combined company while offering enhanced consumer value, promoting greater user life time value.  The inclusion of the Kowabunga® daily deals application within the ALOT Appbar could have a similar impact. A key concept will be to market Inuvo owned and operated applications to ALOT’s existing install base.

●
Increased investment in the Inuvo publisher network should provide the combined company the opportunity to strengthen the strategic relationships that generate a majority of Inuvo’s Internet traffic. Additionally, these same publisher relationships offer the promise of new revenue streams as the combined company expands the types of media available to existing publishers.

●
Content available today on the BargainMatch, Yellowise® and Kowabunga websites is expected to be re-purposed to create an improved user experience for the ALOT install base via the ALOT home page and, as a result, the combined company would be able to explore additional monetization options and other direct and/or indirect advertising relationships the combined company retains.

●
The companies have many overlapping operating, public company and third-party expenses that, once eliminated, would be expected to have a positive material impact on EBITDA and free cash flow of the combined company. The combined company is expected to achieve greater than $2.4M annually in savings from elimination of such overlapping costs, which will begin to impact operations shortly after the close of the transaction.

Transaction Notes:

The completion of the merger is conditioned upon approval from stockholders of Vertro and Inuvo, approval of the listing of the shares to be issued on the NYSE Amex, execution of a new credit agreement for the combined company and other customary closing conditions. As a result, the merger may not be consummated. America’s Growth Capital has served as financial advisor to Vertro, and Craig-Hallum Capital Group, LLC has served as financial advisor to Inuvo.

About Inuvo, Inc.

Inuvo®, Inc. (NYSE Amex: INUV),  is an Internet company proficient at delivering  clicks, leads and sales to advertisers through targeting that utilizes unique data and sophisticated analytics. Inuvo operates as two business segments: Performance Marketing and Web Properties. The Performance Marketing segment provides performance-based marketing and technology solutions to advertisers and publishers, while the Web Properties segment designs and operates websites monetized with advertising inventory supplied from the Performance Marketing segment. To learn more about Inuvo, please visit www.inuvo.com.

About Vertro, Inc.

Vertro, Inc., together with its wholly-owned subsidiaries, is an Internet company that owns and operates the ALOT product portfolio. ALOT offers two primary products to consumers: ALOT Home, a homepage product, and ALOT Appbar, a piece of software that integrates into users' web browsers. ALOT Home and the ALOT Appbar are used by consumers to display apps (also sometimes referred to as widgets or buttons). These apps provide consumers with a quick and easy way to access their favorite content online. There are hundreds of apps available for consumers to choose from, ranging from a weather app that provides an at-a-glance snapshot of the weather for the coming four days, to a radio app that enables consumers to listen to thousands of radio stations from around the world. All ALOT products and apps are free to download and use.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between Inuvo and Vertro will be submitted to the respective stockholders of Vertro and Inuvo for their consideration.  Inuvo has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended, that includes a joint proxy statement of Inuvo and Vertro that also constitutes a prospectus of Inuvo.  Inuvo and Vertro will mail the joint proxy statement/prospectus dated January 27, 2012 to their respective stockholders. INVESTORS AND SECURITY HOLDERS OF VERTRO AND INUVO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS DATED JANUARY 27, 2012 AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders are able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Inuvo and Vertro through the website maintained by the SEC at www.sec.gov.  Inuvo and Vertro  make available free of charge at www.inuvo.com and www.vertro.com, respectively (in the “Investors – Filings” and “Financial Information – SEC Filings” sections, respectively), copies of materials they file with, or furnish to, the SEC, or investors and stockholders may contact Inuvo at (727) 324-0211 or Vertro at (646) 253-0606 to receive copies of such documents.

Participants in the Merger Solicitation

Inuvo, Vertro, and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Vertro and Inuvo in connection with the proposed transaction.  Information about the directors and executive officers of Inuvo is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on May 2, 2011.  Information about the directors and executive officers of Vertro is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on April 29, 2011.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus dated January 27, 2012 and other relevant materials which may be filed with the SEC.

Forward-looking Statements

This press release contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as "anticipate," "plan," "will," "intend," "believe" or "expect'" or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including, without limitation, statements made with respect to expectations with respect to: the strategy, markets, synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, expectations, and intentions with respect to future operations; approval of the proposed transaction by stockholders of Inuvo and Vertro; the satisfaction of closing conditions to the proposed transaction and the timing of the proposed transaction.   All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inuvo and Vertro and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith. Additional factors related to Inuvo include, but are not limited to uncertainties and other factors that could cause or contribute to Inuvo’s actual results differing materially from those expressed or implied; fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet. Inuvo undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional factors related to Vertro include, but are not limited to, (1) Vertro’s ability to successfully execute upon its corporate strategies, (2) Vertro’s ability to distribute and monetize its international products at rates sufficient to meet its expectations, (3) Vertro’s ability to develop and successfully market new products and services, including its new homepage, (4) the potential acceptance of new products in the market, and (5) the impact of changes to Vertro’s monetization partners implementation guidelines. Additional key risks are described in the filings made by each of Inuvo and Vertro filed with the U.S. Securities and Exchange Commission, including their respective Form 10-Ks for the year ended December 31, 2010, and Form 10-Qs for quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

Contacts

Inuvo, Inc.
Wally Ruiz, Chief Financial Officer
727-324-0176
wallace.ruiz@inuvo.com

Investor Relations
Thomas Walsh, Alliance Advisors, LLC.
212-398-3486
twalsh@allianceadvisors.net

Vertro, Inc.
Michael Buchanan, Director of Investor Relations
646-253-0606
michael.buchanan@vertro.com

4